Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following material was distributed by Sykes Enterprises, Incorporated to employees of Sykes Enterprises, Incorporated on
January 14, 2010.
Proposed Merger Communication: Frequently Asked Questions (FAQs)
The following is intended to address questions you may have about the potential merger between Sykes Enterprises, Incorporated and ICT Group. Please note that details about the integration of the two companies are still being refined and finalized. We will provide additional FAQs as more details become available.
Contents:
•	General Deal Questions and Communications

•	Personal Questions

•	Compensation and Benefits Questions

General Deal Questions and Communications

1.	Why is SYKES acquiring ICT Group?
SYKES’ Executive Team believes that the merger with ICT Group is an exciting opportunity, offering vast global resources, deeper vertical expertise and similar service values. This combination will further expand opportunities for SYKES’ and ICT Group’s clients, employees, and shareholders.

2.	How will this deal impact current SYKES employees?
This is a merger of growth and opportunity. It is important that we remain focused on operational excellence and continue to be the premier service provider to our clients. Since we recently announced the merger of SYKES and ICT Group, there are still many details to be reviewed and sorted out. We are using this time to work through these details, and will provide additional information after the closing of the deal. We realize the greatest asset of the new combined company will be our people; therefore, our goal is to treat everyone with respect and fairness, and to communicate updates as soon and as often as we can.

3.	When will the transaction be completed?
SYKES and ICT currently expect the merger between the two companies will take place during the first week of February, 2010, subject to ICT shareholder approval and other closing conditions. We will provide additional information to employees as it becomes available.

4.	What is the process for us to receive updates on the details of how the merger is progressing?
The pre-close newsletters and announcements called Together will continue to provide updates leading up to the close of this transaction. After the deal closes, additional details about the integration of the two companies will be provided, and there will be a transition intranet site set up where information can be retrieved in all locations.

5.	How is the news about the transaction being communicated to our clients?
All of our clients received communication about this transaction just after the merger announcement.

6.	Will SYKES be able to interview ICT Group clients and ask questions pertaining to performance, relationships and future business?
Until the closing date, both SYKES and ICT Group will continue to operate as separate businesses. Prior to closing, Sykes employees may not communicate with clients of ICT Group regarding or to solicit ICT business, except in the rare instance in which an ICT Group client is also a Sykes client, in which event communication must be limited ONLY to the business conducted by Sykes and by individuals who normally conduct such communication.

7.	What should I do if the media or any industry analysts contact me?
If you are approached by anyone from the media, including local newspapers and industry analysts, do not provide, and do not confirm or deny, any information. Please refer them to Andrea Burnett in the SYKES Global Strategy team at 1 813 233 2132.

8.	Whom should I contact if I have questions about the acquisition?
If you have any questions about this acquisition, talk with a member of the Human Resources staff or your supervisor who will direct those questions to Corporate Human Resources.

9.	What should we say to outsiders about the merger?
At this point you should continue to focus on your goals and responsibilities. All internal communications remain confidential, and emails should not be forwarded to anyone outside of SYKES, including customers, partners, vendors and the press.

10.	What happens if the deal doesn’t go through?
In the unlikely event that this acquisition does not move forward as planned, both SYKES and ICT Group would continue to operate as independent companies.
Personal

11.	Will there be employee layoffs as a result of this acquisition?
SYKES is acquiring ICT Group to expand our customer base and enter new vertical markets and geographies. We view this acquisition as an opportunity for growth. While there may be some changes within our business, we anticipate that the majority of the combined SYKES and ICT Group operations around the globe will remain intact.

12.	What happens to me in the short-term? Does my current position change?
Until the transaction is finalized, SYKES and ICT Group are independent companies. Once the transaction closes, we do not anticipate any change to your role in the short-term. It is important that you continue to focus on your current deliverables and commitments throughout this process and after the transaction closes.

13.	How is this transaction good for me?
The combination of the two companies will enhance and expand SYKES’ global footprint, deepen SYKES’ vertical expertise and expand its service portfolio while maintaining its financial strength. We anticipate unique opportunities for employee growth and career development as our company grows stronger and more competitive in our industry.

Compensation and Benefits

14.	How will this transaction impact my current compensation (salary, bonus, incentive plan) and benefits?
We do not anticipate any change in compensation (salary, bonus, incentive plan, etc.) for SYKES employees as a result of the merger. Our benefits programs are continually evaluated to ensure we offer the plans and programs that are best for our employees and for the company. Once the transaction closes, we will continue this evaluation process to ensure our benefits plans meet the needs of the new combined organization.
These FAQs are designed to provide general information about the proposed deal. Please realize the information in these FAQs does not create an employment contract or any binding obligation with or upon SYKES. If this summary is inconsistent in any way with any SYKES plan, arrangement or the definitive agreement between ICT Group and SYKES, the plan, arrangement or definitive agreement will govern.
All internal communications remain confidential, and emails should not be forwarded to anyone outside of SYKES including customers, partners, vendors and the press.
Additional Information
In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT has mailed the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec,or by contacting SYKES ‘ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES ’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.